NEWS RELEASE

INTEROIL ANNOUNCES CONVERSION OF DEBT TO EQUITY
     May 6, 2008 — InterOil Corporation (IOL:TSX)(IOC:AMEX) (IOC:POMSoX), a Canadian company with operations in Papua New Guinea, today announced that Pacific LNG, an affiliate of Clarion Finanz A.G., has agreed to convert its $60 million share of the existing $130 million credit facility into common shares. The conversion price is $22.65, which is equal to $1.00 in excess of the closing sale price on May 5, 2008, on the American Stock Exchange. The closing of the conversion is expected to take place promptly following customary regulatory approval and in any event on or prior to May 12, 2008. Following closing, the principal amount of the credit facility will be reduced to $70 million.
This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The securities being offered have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.
InterOil’s common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollar and on the American Stock Exchange under the symbol IOC in US dollars.
The private placement is subject to approval by the Toronto Stock Exchange.
CAUTIONARY STATEMENTS
Statements in this press release may contain forward-looking information including expectations of future operations, operating costs, commodity prices, administrative costs, commodity price risk management activity, acquisitions and dispositions, capital spending, access to credit facilities, income and oil taxes, regulatory changes and other components of cash flow and earnings. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the company. These risks include, but are not limited to, the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks could include, but are not limited to, operational risks in exploration, development and production, delays or changes in plans, risks associated to the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The reader is cautioned not to place undue reliance on this forward-looking information.
FOR FURTHER INFORMATION:
Anesti Dermedgoglou
InterOil Corporation
anesti@interoil.com
Cairns Qld Australia
Phone: +61 7 4046 4600